DRILLING, INC.
                         1981 East Murray Holladay Road
                           Salt Lake City, Utah 84117



               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
             THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                       NOTICE OF CHANGE IN THE COMPOSITION
                            OF THE BOARD OF DIRECTORS

                                 MARCH 10, 2004




     This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Drilling, Inc., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

     No vote or other action by the Company's stockholders is required in response to this Information Statement. Proxies are not being solicited.

                                  INTRODUCTION

     The Company anticipates that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders, the transactions contemplated by the securities purchase agreement and plan of reorganization discussed below under "Change of Control" will be completed. At that time:

     o The Company intends to conduct a 7.5 for one stock split of the currently issued and outstanding shares of common stock of the Company on March 16, 2004 (the "Split");

     o The Company entered into a securities purchase agreement and plan of reorganization with Pivx Solutions, LLC, a California limited liability company ("Pivx"), and the members of Pivx, pursuant to which the Company will commit to issue to the members of Pivx an aggregate of 18,000,002 (post-Split) shares of common stock of the Company in exchange for their Pivx membership interests; and

     o Jason Thomsen, the sole director of the Company, will resign and Robert Shively, Geoff Shively, D. Glen Raiger and Wes Nichols will be appointed as new directors and shall constitute the entire board of directors immediately following the consummation of the share purchase agreement.

     Because of the change in the composition of the Company's board of directors and the sale of securities pursuant to the securities purchase agreement and plan of reorganization, there will be a change in control of the Company on the date the transactions are completed.

     As of March 10, 2004, the Company had issued and outstanding 772,200 (pre-Split) shares of common stock, the Company's only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of the securities purchase agreement and plan of reorganization and contains certain biographical and other information concerning the Company's executive officers and directors after completion of the transactions under the reorganization agreement.

                                CHANGE OF CONTROL

     The Company entered into a securities purchase agreement and plan of reorganization with Pivx and the members of Pivx pursuant to which the Company will commit to issue and sell to the members of Pivx an aggregate of approximately 18,000,002 (post-Split) shares of common stock of the Company in exchange for their Pivx membership interests. The share purchase agreement also provides that Jason Thomsen, the sole director of the Company, will resign as director, and will be replaced with Robert Shively, Geoff Shively, D. Glen Raiger and Wes Nichols as the directors of the Company after the consummation of the transactions under securities purchase agreement and plan of reorganization.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of common stock beneficially owned as of March 10, 2004 by (i) those persons or groups known to beneficially own more than 5% of the Company's common stock prior to the closing of the securities purchase agreement and plan of reorganization, (ii) those persons or groups known to beneficially own more than 5% of the Company's common stock on and after the closing of the securities purchase agreement and plan of reorganization, (iii) each current director and each person that will become a director upon the closing of the securities purchase agreement and plan of reorganization, (iv) all current directors and executive officers as a group and
(v) all directors and executive officers on and after the closing of the securities purchase agreement and plan of reorganization as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. The business address of Jason Thomsen is 1981 East Murray Holladay Road, Salt Lake City, Utah 84117. The business address of Robert Shively, Geoff Shively, D. Glen Raiger, Wes Nichols, Kenneth Dill and Chris Horano is 24 Corporate Plaza, Suite 180, Newport Beach, California, 92660.


                                                                               After Closing of
                                                                             Securities Purchase
                                                    Before Closing of        Agreement and Plan of
                                                  Purchase Agreement(1)        Reorganization(2)
                                                 ------------------------  --------------------------
                                                 Amount and                 Amount and
                                                 Nature of                  Nature of
                                                 Beneficial       Percent   Beneficial       Percent
Name and Address of Beneficial Owner             Ownership       of Class   Ownership        of Class
------------------------------------             ---------       --------   ---------        --------
Jason Thomsen                                      35,000          4.5%      262,500           1.1%
Jean Noerring (3)                                 120,000          15.5%     900,000           3.8%
Hans Noerring (4)                                 120,000          15.5%     900,000           3.8%
Robert Shively                                      -0-             --      6,341,543         26.7%
Geoff Shively                                       -0-             --      4,495,000         18.9%
D. Glen Raiger                                      -0-             --        38,750            *
Wes Nichols                                         -0-             --        77,500            *
Kenneth Dill                                        -0-             --         -0-              --
Chris Harano                                        -0-             --      465,000(5)         1.9%
All executive officers and directors as a group   35,000          4.5%     11,417,793        47.1%
   (one persons prior to and six persons on
   and after consummation of the
   securities purchase agreement and plan of
   reorganization)
---------------------

(1) Based on 772,200 pre-Split shares of Drilling Common Stock outstanding on March 10, 2004
(2) Based on 23,791,502 post-Split shares of Drilling Common Stock projected to be outstanding following closing of the transactions contemplated by securities purchase agreement and plan of reorganization.
(3)  Wife of Hans Noerring.
(4)  Husband of Jean Noerring.
(5)  Reflects an option purchase 465,000 shares of Drilling Common Stock.
*    Less than 1% of the total shares outstanding.

                 EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Effective upon the completion of the transaction under the securities purchase agreement and plan of reorganization following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's stockholders, the Company's board of directors will be reconstituted and fixed at four directors. On that date, Jason Thomsen will resign as sole director and Robert Shively, Geoff Shively, D. Glen Raiger and Wes Nichols will be appointed as directors and shall constitute the entire board of directors immediately following the closing of the transactions contemplated by the securities purchase agreement and plan of reorganization. The following tables set forth information regarding the Company's current executive officers, directors and key employees and the Company's proposed executive officers and directors after completing the transaction under the securities purchase agreement and plan of reorganization. If any proposed director listed in the table below should become unavailable for any reason, which the Company does not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Robert Shively prior to the date the new directors take office.

     Each member of the Company's board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officers, Directors and Key Employees



Name                 Age      Position
----                 ---      --------
Jason Thomsen         21      Sole Director, President, Treasurer and Secretary

Jason Thomsen

     Mr. Thomsen has been, since November 2002, employed by Clark's Roofing of Salt Lake City, Utah as a safety correspondent. His duties include securing a jobsite for the crews of his employer and running the necessary safety lines. In addition, since June 2002, he has been self employed as a carpet installer. From June 1998 until June 2002 he was employed by V&F Flooring of Salt Lake City, Utah as a carpet installer.

Executive  Officers  and  Directors  After the  Closing  of the  Share  Purchase
Agreement


Name                     Age      Position
----                     ---      --------

Robert Shively            44      Director, President and CEO

Geoff Shively             21      Director, Chief Technology Officer

D. Glen Raiger            47      Director

Wes Nichols               39      Director

Chris Harano              41      Chief Financial Officer

Kenneth Dill              48      Chief Operating Officer

Robert Shively

     Mr. Shively is a founder and currently the chief executive officer of Pivx, a security software and consulting company incorporated in September of 2000. Prior to starting Pivx, Mr. Shively owned and acted as president of a marketing services company, whose clients included News Corp., Southwest Airlines, Anheuser Busch, Boeing and the NFL.

Geoff Shively

     Mr. Shively, son of Robert Shively, is a founder and currently the chief technology officer of Pivx, a security software and consulting company incorporated in September of 2000. Mr. Shively has been working with computers and their security systems since he was 13. During that time, Mr. Shively has provided tech support for small businesses in an around Newport Beach, California, and has advised numerous companies on computer network security issues.

D. Glen Raiger

     Mr. Raiger is currently the managing director of the Orange County office of CGM Group, LLC, an investment and merchant banking consulting company. Mr. Raiger directs business development and marketing, and supervises strategic and tactical analysis for client mergers and acquisitions and corporate finance. Prior to joining CGM, Mr. Raiger was the president and chief executive officer of CUShopper, Inc., a online affinity and membership based e-coomerce company and MicroSepTec, Inc., a manufacturing technology company.

Wes Nichols

     Mr. Nichols is a seasoned business strategist, entrepreneur and marketer with over 18 years of experience in launching and growing successful companies. Most recently, Mr. Nichols was with Omnicom Group (NYSE: OMC), a corporate communications services company. His last assignment within Omnicom was to serve as president of TEQUILA\, a global marketing services network with 1400 employees in 38 countries. Prior to working with Omnicom, Mr. Nichols was the founder and managing partner of Direct Partners, a marketing services network with offices in three countries and $400 million in gross revenues, which he sold to Omnicom in 1999.

Chris Harano

     Chris Harano is Chief Financial Officer of PivX Solutions. Previously he served at publicly traded Day Software as the Chief Financial Officer and Vice President of Corporate Development responsible for building strategic relationships and expanding opportunities for Day throughout the world. Mr. Harano has been with Day since May 1999. He was instrumental in taking Day public and guiding them to profitability. Previous to Day, he served in an interim-CFO and financial advisor capacity to various Internet-related ventures. Mr. Harano was a Director in the Financial Advisory Services practice of Price Waterhouse from 1994 to 1998. He also served as an auditor with Price Waterhouse from 1986 to 1988, and worked at a merger and acquisitions boutique from 1989 to 1992.

Kenneth Dill

     Mr. Dill is currently the president and chief operating officer of Pivx, a security software and consulting company incorporated in September of 2000. Prior to joining Pivx in 2001, Mr. Dill was the Vice President of Digital Convergence, a startup that provided implementation services for eBusiness solutions. From 1998 to 2000, Mr. Dill was a senior manager at Delloitte & Touche LLP, creating a market strategy for ERP implementation services.

Board of Directors' Meetings and Committees

     During the fiscal year ending December 31, 2003, the Company's board of directors has taken one (1) action by written consent. The Company's entire board participated in each action. The Company does not have standing nominating, audit or compensation committees.

Director Compensation

         The directors currently are not compensated for serving as members of the Company's board of directors.

Compliance with Section 16(a) of the Exchange Act

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, for the fiscal year ended December 31, 2003, no person who is an officer, director or beneficial owner of more than 10% of the Company's common stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.

                             EXECUTIVE COMPENSATION

Compensation

     There was no compensation paid to any executive officer of the Company during the fiscal years ended December 31, 2003, 2002, and 2001.

DRILLING, INC.

Dated:   March 10, 2004